Exhibit 11.1

Statement re: Computation of per Share Earnings

The computation of per share earnings for the years ended December 31, 2007 and 2008 is as follows and includes the effect of warrants issued by Gulfstream International Airlines, Inc. (“GIA”), a subsidiary of the Company:

	Year Ended December 31.
	2007	2008
Net loss	$(3,106,000)	$(14,799,000)
Effect of GIA warrants	(39,000)	––
Net loss - diluted	$(3,145,000)	$(14,799,000)

Weighted average of shares outstanding –– basic and diluted	2,075,000	2,957,000

Loss per common share:
Basic	$(1.50)	$(5.00)
Diluted	$(1.52)	$(5.00)

The effect on the net loss from the GIA warrants is calculated in accordance with SFAS No. 128 “Earnings per Share”, paragraph 62(a) as follows:

	Year Ended December 31.
	2007	2008
Earnings Per Share of GIA:
Net loss	$(495,000)	$(11,138,000)
Add: management fees charged by the Parent	360,000	––
Add: GIA’s portion of consolidated tax benefit	561,000	370,000
Adjusted net income (loss)	$426,000	$(10,768,000)

Basic weighted average shares	19,575,000	19,575,000
Dilutive effect of warrants	1,958,000	1,958,000
Diluted weighted average shares	21,533,000	21,533,000

Earnings per common share:
Basic	$0.0218	$(0.5501)
Diluted	$0.0198	$(0.5501)

Effect on Net Income (Loss) of GIA Warrants:
Proportionate share of GIA income included in basic earnings per share (1)	$426,000	$(10,768,000)
Proportionate share of GIA income included in diluted earnings per share (2)	387,000	(10,768,000)
Difference	$39,000	$––

(1) – Calculated as the number of GIA outstanding shares times GIA basic earnings per share (2) – Calculated as the number of GIA outstanding shares times GIA diluted earnings per share